UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file numbers: 333-107872, 333-136461
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Amended and Restated
Airgas, Inc. 2003 Employee Stock Purchase Plan
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Airgas, Inc.
259 North Radnor-Chester Road
Suite 100
Radnor, PA 19087-5283

AMENDED and RESTATED
AIRGAS, INC. 2003 EMPLOYEE STOCK PURCHASE PLAN
ANNUAL REPORT ON FORM 11-K
December 31, 2007

Report of Independent Registered Public Accounting Firm
The Governance and Compensation Committee of the
Airgas, Inc. Board of Directors:
We have audited the accompanying statements of financial position of the Amended and Restated Airgas, Inc. 2003 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statements of changes in participants’ equity for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2007 and 2006 and the changes in participants’ equity for each of the years in the three-year period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Philadelphia, PA
March 26, 2008

AMENDED and RESTATED
AIRGAS, INC. 2003 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL POSITION
December 31, 2007 and 2006

	2007	2006
ASSETS
Participants’ payroll deductions receivable from Airgas, Inc.	$3,924,155	$3,128,191

PARTICIPANTS’ EQUITY
Participants’ equity	$3,924,155	$3,128,191

The accompanying notes are an integral part of these financial statements.

AMENDED and RESTATED
AIRGAS, INC. 2003 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN PARTICIPANTS’ EQUITY

	Year Ended	Year Ended	Year Ended
	December 31, 2007	December 31, 2006	December 31, 2005

Participants’ contributions	$14,124,185	$11,967,388	$10,525,844
Cost of 400,525 shares in 2007, 464,503 shares in 2006 and 541,347 shares in 2005 of Airgas, Inc. common stock issued to participants under the terms of the Plan (including $33,769 in 2007, $7,883 in 2006 and $25,178 in 2005 of cash refunded to employees as required by Internal Revenue Service contribution limitations)	(13,328,221)	(11,597,674)	(10,423,465)

Net change in participants’ equity	795,964	369,714	102,379
Participants’ equity, balance at beginning of period	3,128,191	2,758,477	2,656,098

Participants’ equity, balance at end of period	$3,924,155	$3,128,191	$2,758,477

The accompanying notes are an integral part of these financial statements.

AMENDED and RESTATED
AIRGAS, INC. 2003 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
(1) Description of the Plan
The following description of the Amended and Restated Airgas, Inc. 2003 Employee Stock Purchase Plan (the “Plan”) provides general information only. Participants should refer to the Plan prospectus for more complete information.
General
The purpose of the Plan is to encourage and assist employees of Airgas, Inc. and its subsidiaries (the “Company”), by giving them the opportunity to acquire an equity interest in the Company through the purchase of shares of the Company’s common stock (the “Common Stock”) at a discount. Generally, employees may elect to have up to 15% of their annual gross compensation (including base salary, commissions and overtime) withheld to purchase the Company’s Common Stock at 85% of its market value. The maximum market value of shares purchased by a Plan participant in any calendar year is limited to $25,000. Market value under the Plan is the lesser of the closing market price of the Common Stock as of an employee’s enrollment date in the Plan or the closing market price on the quarterly purchase date. The quarterly purchase date is the first business day of each calendar quarter. Employees lock in a purchase price under the Plan for up to 12 months. If the closing market price of the Common Stock on the quarterly purchase date is less than an employee’s existing 12-month purchase price, the employee is considered to re-enroll in the Plan and is granted a new purchase price for the remainder of the 12-month period. In addition, plan participants are automatically re-enrolled in the Plan on the first business day of April of each year and are granted a new enrollment purchase price.
The Board of Directors approved an amendment to the Plan effective October 1, 2004 that places a restriction on the sale of Common Stock purchased through the Plan. Under this provision, employees may sell shares purchased with contributions made before October 1, 2004, at any time. Employees may not sell shares purchased with contributions made on or after October 1, 2004 until after the first trading day on the New York Stock Exchange (“NYSE”) that occurs at least 180 days after the purchase date. The limitation on the sale will not apply if the closing price of the Common Stock on the NYSE for five consecutive trading days after the purchase date is less than the purchase price for those shares. Following the completion of the 180-day period or expiration of the restriction, if earlier, shares may be sold at any time.
At any time, the Board of Directors may amend, alter, or terminate the Plan and/or outstanding options to purchase Common Stock under the Plan.
The Plan was adopted by the Board of Directors in May 2003 and was approved by the stockholders of the Company in July 2003. In addition, an amendment to the Plan to increase the amount of available shares by 2,000,000 was approved by the shareholders of the Company in August 2006. A maximum of 3,500,000 shares of Common Stock may be purchased under the Plan. From the Plan’s inception (July 29, 2003) through December 31, 2007, 1,985,307 shares were issued under the Plan.
The Plan is accounted for on the accrual basis of accounting. Purchases and sales of shares of Company Common Stock are recorded on a trade date basis.

AMENDED and RESTATED
AIRGAS, INC. 2003 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(2) Purchase and Distribution of Shares
Purchases are made by the Plan quarterly. The Common Stock is purchased as described in note (1). Shares purchased are deposited into individual brokerage firm accounts maintained for the participants. ETRADE Financial Corporate Services serves as the custodian of the participant brokerage accounts.
(3) Participants’ Payroll Deductions Receivable
At December 31, 2007 and 2006, participants’ payroll deductions receivable from Airgas, Inc. principally represents a receivable for participant contributions, which were subsequently collected and used to purchase shares on behalf of Plan participants on the first business day of the next calendar year.
(4) Administrative Expenses of the Plan
All administrative expenses of the Plan are paid by the Company. Any brokerage fees for the purchase of shares on behalf of Plan participants are paid by the Company, but brokerage fees for the resale of shares by participants are paid by the participants.
(5) Federal Income Tax
The Plan qualifies as an “employee stock purchase plan” under Sections 421 and 423 of the Internal Revenue Code of 1986, as amended. Under existing federal income tax laws, the Plan is not subject to federal income tax. However, when any shares of stock purchased through the Plan are sold by a participant, income taxes on any gain or loss must be recognized by that participant.
(6) Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of participants’ equity and changes therein. Actual results could differ from those estimates.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
AMENDED AND RESTATED AIRGAS, INC. 2003 EMPLOYEE STOCK PURCHASE PLAN
(Name of Plan)

BY:	Governance and Compensation Committee of the Airgas, Inc. Board of Directors as Plan Administrator

/s/ Richard C. Ill
Richard C. Ill

/s/ David M. Stout
David M. Stout

/s/ Lee M. Thomas
Lee M. Thomas

DATED: March 26, 2008

EXHIBIT INDEX

Exhibit

23	Consent of Independent Registered Public Accounting Firm